STRATHMORE GROUP LLC

Statement of Financial Condition

As of March 31, 2022

STRATHMORE GROUP LLC

MARCH 31, 2022

CONTENTS

PAGE

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Strathmore Group, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Strathmore Group, LLC (the "Company") as of March 31, 2022 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Berkower LLC

Berkower LLC

Iselin, New Jersey
June 28, 2022

STRATHMORE GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2022

ASSETS

Cash	$	81,762
Accounts receivable		215,688
Prepaid expenses and other assets		1,187
TOTAL ASSETS	$	**298,637**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	10,362
TOTAL LIABILITIES	10,362
MEMBER'S EQUITY	288,275
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ **298,637**

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Strathmore Group, LLC (the "Company") is a securities broker-dealer located in New York State. It is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), both effective May 1, 2020. The Company was incorporated in the State of Delaware as of December 10, 2018. It has a single-Member (the "Member").

The Company operates as a Capital Acquisition Broker ("CAB") with two lines of business: the private placement of securities; and providing associated advisory services. As a regulated Capital Acquisition Broker, the Company's operating activities are specified by SEC and FINRA regulations, including its: authorized lines of business; investor accreditation criteria; and exemption from SEC Rule 15c3-3.

A limited liability company is a hybrid business entity that combines the taxation feature of a flow-through entity, such as a partnership or sole proprietorship, with the loss limitation feature of a corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Cash

The Company maintains a bank account with a major financial institution. The Company's cash balance may at times exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The cash balance of $81,762 at March 31, 2022 did not exceed the FDIC limit.

The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months. There were no cash equivalents as of March 31, 2022.

Accounts Receivable

Accounts receivable of $215,688 at March 31, 2022 are stated at net realizable value. No allowance for doubtful accounts was required based upon the Company's assessment in accordance with ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL"). This standard requires the immediate recognition of estimated credit losses expected over the life of the financial asset.

The Company's CECL evaluation considered factors such as historical experience; credit quality; terms; balances; current and future economic conditions; and other matters relevant to collectability.

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2. *Summary of Significant Accounting Policies - continued*

Income Taxes
As a single-Member LLC, the Company is treated as a disregarded entity for federal and New York State income tax purposes. Accordingly, the Member is personally responsible for the federal and state income taxes on the Company's taxable income. Therefore, no provision for federal and state income taxes was made in these financial statements.

3. *Accounts Receivable*

During the quarter ended December 31, 2021, the Company recognized Private placement fees of $759,311 previously subject to variable consideration constraints due to uncertainty. Accounts receivable as of March 31, 2022 amounted to $215,688, of which the Company collected $83,813 during April 2022. The Company anticipates collecting the remainder of $131,875 as scheduled with the customer before December 31, 2022.

4. *Customer Concentration*

The Company's business model is to focus on select customer engagements. Accordingly, it typically has a small number of active customer engagements at any point in time. For the year ended March 31, 2022, two customer engagements represented approximately 70% and 30% of revenues, respectively.

5. *Related Party Transactions*

Compensation expense amounting to $1,659,732 was paid to the Member during the year ended March 31, 2022. The Company rents its office from the Member at a cost of $500 per month under a month-to-month agreement. Rent expense was $6,000 for the year ended March 31, 2022. The balance payable as of March 31, 2022 was $0. The Company made the short-term lease election to exempt its office lease from the accounting requirements of ASC 842, Leases.

6. *Net Capital Requirements*

The Company is subject to SEC Rule 15c3-1 Computation of Net Capital ("Rule 15c3-1"), which requires the maintenance of minimum Net Capital equivalent to the greater of $5,000 or 6-2/3% of Aggregate Indebtedness at March 31, 2022, both as defined. Rule 15c3-1 also requires that the ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1. Further, Rule 15c3-1 provides that equity capital may not be withdrawn, or cash dividends paid if the resulting Net Capital ratio would exceed 10 to 1.

At March 31, 2022, the Company had Net Capital of $71,400 which was $66,400 in excess of its required minimum of $5,000. The Company's ratio of Aggregate Indebtedness to Net Capital was 14.51 to 1.

7. *Commitments and Contingencies*

The Company may be involved in litigation, claims and regulatory actions arising out of its business as a securities broker-dealer. The Company is not aware of any such matters for the year ended March 31, 2022. The Company had no commitments, guarantees or indemnifications as of March 31, 2022.

8. *COVID-19*

The COVID-19 pandemic has significantly disrupted global economic activity since the 1st quarter of 2020. The Company is unable to determine COVID-19's effect to-date or in the future on the Company's business and results.

9. *Recently Issued Accounting Pronouncements*

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

10. *Subsequent Events*

The Company has evaluated subsequent events through the date the financial statements were issued. Except as stated in Note 3, no material subsequent events occurred that were required to be recognized or disclosed in the Company's financial statements.